Mail Stop 3561

June 8, 2007

Samuel F.H. Jeffries, President
Organic Sales and Marketing, Inc
114 Broadway
Raynham, MA 02767

> **Re:** **Organic Sales and Marketing, Inc.**
> **Amendment 1 to Registration Statement on Form 10-SB**
> **Filed May 23, 2007**
> **File No. 1-33386**

Dear Mr. Jeffries:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form and Year of Organization, page 2

1. Expand this section to describe the initial financing. In addition, indicate the material terms including the basis used for establishing the purchase price of the assets of Garden Connections, LLC and whether it was an arms length transaction. Indicate that the officers/directors as a group beneficially own 68.98% of the company's shares and as a result can control the operations of the company.

Business of the Issuer, page 2

2. Revise the 1st sentence of the 2nd paragraph to delete the reference to "expects" and clearly state the status of any plans, negotiations or agreements. Provide similar information for the other references in this business section to sales of your product and expected agreements. In this regard, expand the discussion to quantify the initial sales and indicate the timeframe of each order. Indicate why an initial order with Fisher Scientific gives any assurance for continued inclusion

in their product selection. Please provide support for your statement that "Consumer response is most favorable and …continuing and promising." What is needed is clear information indicating the status of your discussions and/or agreements with the various entities. Your references to planning for your products being "private labeled" and being "poised" for such retail outlets as Home Depot, Lowes etc… set a positive outlook that is not certain without agreements. Please revise.

3. Revise the information concerning your radio show to state your timetable for expansion, whether you have agreements to do so, and whether you have agreements to derive additional agency income.

4. Generally revise your entire business discussion to indicate the uncertain nature of your activities where you do not have agreements. In this regard, your positive presentation needs be balanced with your lack of assured continuing sales, your going concern opinion and your reduction of revenues from prior comparable periods.

5. We note your response to comment 2 in our letter dated April 19, 2007. We also note your Exhibits 99.5 and 99.7 filed in response to our comment. We were unable to find in the OTA report where it projects that industry sales could reach $20 billion by 2009. Further, we could not find in the NFDA report where it stated that there were 21,710 funeral homes nationwide.

6. We note your response to comment 3 in our letter dated April 19, 2007. We also note your Exhibit 10.10 which appears to be an undated letter from a division of Land O'Lakes. We further note that your discussion of the Land O'Lakes transaction provides details of the transaction that are not reflected in the letter. Please revise your disclosure to reflect the fact that the terms of transaction you are discussing have not been agreed to by the parties.

7. We note your response to comment 4 in our letter dated April 19, 2007. We note in your response letter that you state that management believes that $3,000,000 will be needed to carry operations through 2009. We can not find in your Plan of Operations discussion where you make a similar disclosure. Please expand your Plan of Operations disclosure to reflect management's projections of needed capital.

Status of Any Publicly Announced New Products or Services, page 8

8. Clarify how your products are manufactured to your specifications without incurring any research and development costs. We note your statement that costs are incurred by the manufacturers. How do you achieve the benefits of their research?

The Importance of Patents, …, page 10

9. Indicate which of your products have trademark, patent or other protections.

Management's Discussion and Analysis or Plan of Operation, page 12

A. Plan of Operations, page 12

10. We reviewed your revisions in response to comment 14 in our comment letter dated April 19, 2007, and believe that your basis for and assumptions underlying your projections remain unclear, particularly with respect to your projections beyond the current year.   Please revise to explain the most significant assumptions in a manner that will provide a frame-work for analysis of the projections. For example, explain the extent to which the projected growth in revenues is based on firm commitments from customers or other similar evidence. Refer to Item 10(d)(3) of Regulation S-B.

11. Reference is made to your disclosure on page 13 of projected "cash flow before investor money." In addition to addressing the preceding comment with respect to this measure, please disclose the following:

   - A reconciliation from the non-GAAP projection to the most directly comparable projection calculated and presented in accordance with GAAP;
   - The reasons why you believe that presentation of the non-GAAP projection provides useful information to investors; and
   - The additional purposes, if any, for which you use the non-GAAP projection to manage your business.

   Refer to Item 10(h) of Regulation S-B regarding the required disclosures for non-GAAP measures of historical or future financial performance.

Description of Property, page 24

12. Expand your discussion to also include the storage space described on page 29.

Management, page 25

13. We note your response to comment 21 in our letter dated April 19, 2007. We reissue our prior comment. Please describe Mr. McEvoy's business experience for the past five years, or clarify your disclosure by adding dates or the duration of employment.

Certain Relationships and Related Transactions, page 29

14. We note your response to comment 24 in our letter dated April 19, 2007. We reissue in part our prior comment. Please disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties.

Index to Exhibits

15. In your next amendment please include an index to exhibits.

Financial Statements

16. Please update the financial statements included in the filing as required by Item 310(g) of Regulation S-B.

17. In light of the revisions made to your financial statements in connection with addressing comments 26 and 27 in our comment letter dated April 19, 2007, please revise your financial statements to clearly label as restated each applicable period.   Also revise your footnotes to provide a narrative description of the nature of each of the errors that was corrected in the restated financial statements. For each financial statement line item affected by the restatements, please reconcile in table format between the previously reported and restated amounts. Finally, please have your auditors revise their audit report to refer to the restatements and the related footnote disclosure. Refer to paragraph 26 of SFAS 154 and codification of auditing standards section 561.06a.

Statements of Operations, page 6

18. Please note that net loss per share is not a cumulative measure; therefore, the amount and related weighted average number of shares outstanding should be removed.

Statements of Stockholders' Equity (Deficit), page 7

19. Please tell us why equity transactions from inception to September 30, 2004 are labeled "unaudited," as your inception to date financial statements, excepting your

interim financial statements subsequent to the most recent balance sheet date, are required to be audited.

20. Reference is made to your disclosures on pages 30 through 32 regarding the 850,000 restricted shares issued to Mr. Adelstein, the 150,000 restricted shares issued to Mr. Kordich, and the 150,000 restricted shares issued to Mr. Colt, for services rendered pursuant to consulting agreements that spanned from September 1, 2002 through August 30, 2005. Please tell us your basis in GAAP for accounting for these transactions as the issuance of founders shares, since it appears these shares were issued in exchange for services rendered subsequent to your date of inception/formation.

Statements of Cash Flows, page 8

21. Please tell us how the effect of share-based payments is reflected in your reconciliation from net losses to net cash used in operating activities for each period presented.

Notes to the Financial Statements, page 9

Note 2. Summary of Significant Accounting Policies, page 9

Recently Issued Accounting Standards (Continued), page 13

22. We have reviewed your revisions in response to comment 26 in our comment letter dated April 19, 2007. Please explain to us why it is reasonable that you valued these share-based payment transactions at $.10/share, while you valued the shares issuable upon conversion of convertible notes issued on or around the same dates at $.84/share or higher. Also, tell us why, on your statements of stockholders' equity, you have recorded the 500,000 restricted shares issued to Mr. Kordich in January 2007 as a stock issuance during the year ended September 30, 2004. Finally, as previously requested, please disclose the effect on your statements of operations of your share-based payments. Refer to paragraphs 64 and 65 of SFAS 123(R).

Note 6. Convertible Notes Payable, page 18

23. All unamortized discounts remaining at the date of conversion should be immediately recognized as interest expense. Please revise. Refer to paragraph 21 of EITF 00-27.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or Robin Manuel, Accountant, at (202) 551-3832 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: H. Melville Hicks, Jr., Esq.